January 6, 2020

Isaac Israel
Chief Executive Officer
Kitov Pharma Ltd.
One Azrieli Center, Round Tower
132 Menachem Begin Road
Tel Aviv 6701101, Israel

       Re: Kitov Pharma Ltd.
           Registration Statement on Form F-1
           Filed December 27, 2019
           File No. 333-235729

Dear Mr. Israel:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Gabor at 202-551-2544 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Rick Werner, Esq.